Exhibit 99.1

Optimi Health Completes Commercial Psilocybin Production to Address Treatment-Resistant Depression in Australia

Optimi’s 5mg psilocybin capsules are prescribed commercially for treatment-resistant depression in Australia, with additional product from the run earmarked for planned clinical trials in the United States and Europe

VANCOUVER, British Columbia, June 2, 2026 – via IBN – Optimi Health Corp. (NASDAQ: OPTH) (CSE: OPTI) (FSE: 8BN0) (the “Company” or “Optimi”), a commercial-stage pharmaceutical manufacturer of regulated psychedelic drug products, today announced the completion of a GMP production run of its 5mg psilocybin finished drug product.

The finished psilocybin capsules use the same formulation already prescribed to patients in Australia for treatment-resistant depression (“TRD”). The Company has also updated the product’s bottling configuration to improve ease of use for prescribers and patients in the Australian market.

Additional product from the same production run is earmarked to support upcoming clinical research in the United States and clinical trials in Europe across various indications.

All stages of manufacturing were completed in-house and on-site at Optimi’s facility under its Health Canada Drug Establishment Licence (“DEL”): biomass cultivation, extraction of the active pharmaceutical ingredient (“API”) using Optimi’s proprietary methods, encapsulation of the 5mg finished drug product, and packaging. The DEL authorizes Optimi to manufacture, package, label, test, store, and distribute controlled drug products, positioning the Company as a vertically integrated GMP supply layer for regulated psychedelic medicine.

The pharmaceutical grade facility is built to institutional security standards, including a Health Canada compliant Level 8 vault with the capacity to securely store controlled substances valued at up to C$100 million. Optimi is authorized by Health Canada to hold up to 20 kilograms of psilocybin and approximately 2,000 kilograms of biomass on site, giving the Company commercial-scale supply capacity.

“Optimi is one of the only companies to take naturally derived psilocybin from biomass to a finished drug product, entirely under one roof and on our own licence,” said Dane Stevens, CEO and Co-Founder of Optimi. “What sets Optimi apart is that we serve both sides of this market simultaneously. The same 5mg psilocybin medicine prescribed in-clinic for treatment-resistant depression today, within a fully regulated framework, is the drug also being studied in clinical trials across a range of indications. We are proud to supply patients today and the researchers shaping what comes next.”

Optimi supplies finished psilocybin and MDMA drug products to regulated markets internationally, in support of both patient access and clinical research. Building on its established export capability under the DEL, the Company is positioned to serve approved programs across multiple jurisdictions. Inquiries regarding product for special access programs and clinical trial supply may be directed to sales@optimihealth.ca.

About Optimi Health Corp.

Optimi Health Corp. (NASDAQ: OPTH) (CSE: OPTI) (FSE: 8BN0) is a commercial-stage pharmaceutical company focused on manufacturing and distributing GMP-grade psychedelic drug products for mental health therapies. As a Health Canada-licensed pharmaceutical manufacturer, Optimi produces validated MDMA and botanical psilocybin drug products at its GMP-compliant facilities in British Columbia, Canada.

Optimi supplies both active pharmaceutical ingredients and finished dosage forms to regulated clinical and therapeutic programs internationally, with products currently prescribed to patients in Australia under the country’s Authorized Prescriber Scheme and accessible in Canada through the Special Access Program.

For more information, please visit www.optimihealth.ca or optimi.net.

For more information, please contact:

Dane Stevens, CEO

Optimi Health Corp.

(778) 761-4551

investors@optimihealth.ca

www.optimihealth.ca

Investor Relations Contact:

Lucas A. Zimmerman

Managing Director

MZ Group - MZ North America

(262) 357-2918

OPTHF@mzgroup.us

www.mzgroup.us

Forward-Looking Statements

This press release contains forward-looking statements and forward-looking information within the meaning of applicable securities laws, including statements regarding the Company’s ability to supply commercial psilocybin drug product for treatment-resistant depression in Australia, the expected use of additional product from the production run in planned clinical research and clinical trials in the United States and Europe, the Company’s ability to support patient access and clinical research in multiple jurisdictions and the anticipated benefits of the Company’s updated bottling configurations. Forward-looking statements are often identified by words such as “expects,” “anticipates,” “believes,” “intends,” “plans,” “may,” “will,” “would,” “could,” or similar expressions. Forward-looking statements are based on several assumptions and are subject to a number of known and unknown risks and uncertainties, many of which are beyond the Company’s control, which could cause actual results and events to differ materially from those that are disclosed in or implied by such forward-looking statements. Accordingly, there are or will be important factors that may cause actual results to differ from expected results. These factors include those described under “Risk Factors” in the Company’s registration statement on Form F-1, as amended, and other filings with the U.S. Securities and Exchange Commission made from time to time which are available at www.sec.gov or in the Company’s continuous disclosure filings available under its SEDAR+ profile at www.sedarplus.ca. Except as expressly required by applicable law, the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. New factors emerge from time to time, and it is not possible for the Company to predict all of them or assess the impact of each factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement.

Neither the Canadian Securities Exchange nor the Canadian Investment Regulatory Organization accepts responsibility for the adequacy or accuracy of this release.

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